Exhibit 99.1

SaverOne Continues its Successful Execution on its Strategy with Strong Revenue Growth of 165% for its Full Year 2022 Results

For 2023, expects accelerated growth in revenue and increased global market presence

Petah Tikvah, Israel, March 30, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the year ended December 31, 2022 and presented some of its recent business updates.

Recent Highlights

●	Throughout 2022 and beyond, SaverOne successfully made many initial penetrations into the fleets of large companies in Israel, including those with international presences, representing significant future growth potential;

●	Over 3,200 systems have been ordered by customers as of March 31, 2023, of which approximately 1,750 have been installed as installations continue to increase, with the month of March 2023 representing record orders and record new installations;

●	SaverOne recently won its largest order to-date with an installation covering the entire bus fleet of Electra Afikim, covering approximately 1,200 vehicles;

●	At the end of 2022, SaverOne released its Second Generation (Gen-2) Core Technology and Global Aftermarket Product

●	SaverOne entered the ADAS Market leveraging its new Gen-2 technology that it is developing for detection of vulnerable road users (VRUs)

●	Signed MOU with Leading Global Vehicle Manufacturer Iveco for integrating the SaverOne System within Iveco’s trucks and starting in 2024, Iveco will offer SaverOne integrated into its new trucks to its global customer base;

●	SaverOne recently joined as a member of the European Union’s Regulatory Committee on Driver Distraction and will contribute its expertise to shape the regulation regarding mobility technology to reduce driver distraction;

Financial Highlights

●	Significant 165% growth in revenue to NIS 1.2 million (~$339 thousand) in 2022; it is noted that SaverOne is in its early revenue growth stage with a primary focus on sharply growing sales with investments in sales and marketing as well as R&D in order to advance its technology.

●	Net loss of NIS 25.0 million (~$7.1 million) in 2022;

●	Year-end cash and cash equivalents and short-term bank deposits of NIS 29.3 million (~$8.3 million).

●	SaverOne raised $13 million through its US IPO and listing on the Nasdaq in June 2022 and a further $1.5 million through a private placement with a leading private equity investor in December 2022.

●	Year End Equity: NIS 26.5 million (~$7.5 million).

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “We are very pleased with both our strategic and strong commercial progress in 2022. On the commercialization side, we have seen a solid jump in traction. This is demonstrated by our recent single-order win covering the full fleet of 1,200 public buses of Elektra-Afikim in Israel. This represents SaverOne’s largest order to date, significantly growing our user-base, and we have more such transformative orders and pilot programs in the pipeline that we hope to convert to new and additional orders in the coming months.”

Continued Mr. Gilboa, “On the strategic side, the release of our second-generation global product in the fourth quarter was a very significant milestone for us, marking our transition into the international expansion phase of our growth strategy. Our goal in the near-term is to execute on launching pilot programs in global markets, mainly in the U.S. and Europe, and win our first international commercial order.”

“We see our strong success in recent months as only the early indications of the significant long-term potential still ahead of us. We continue to become increasingly optimistic about our prospects for SaverOne and I look forward to realizing that potential,” concluded Mr. Gilboa.

Recent Developments Summary

●	Following a successful pilot Moviley Dror broadens SaverOne program: Moviley Dror decided to install the SaverOne protection system across its full fleet of 150 vehicles. Moviley Dror is a leader in logistics and shipping for the Israeli supply chain market, with leading international partners.

●	SaverOne Joins the European Union’s Regulatory Committee on Driver Distraction: This committee is responsible for setting EU regulations for vehicle manufacturers (OEMs) for in-vehicle technologies that help detect driver distractions and improve road safety. SaverOne will participate in discussions, provide feedback and help craft regulations by contributing its strong expertise and insights to reduce driver distractions and better protect vulnerable road users.

●	SaverOne’s Largest Ever Order: Electra Afikim to Install the SaverOne System Across its Entire Bus Fleet of ∼1,200 Vehicles: Electra Afikim is one of the largest public transportation operators in Israel. This is SaverOne’s largest order to date and significantly grows its user-base. The public transportation sector is a key vertical, with potential to protect millions of vehicles, drivers, passengers and VRUs worldwide.

●	SaverOne Wins Key New Order from Leading Israeli Construction Shapir Engineering Group: The largest construction company in Israel, specializing in infrastructure projects, which operates a fleet of hundreds of vehicles, including heavy trucks and cement trucks, ordered the SaverOne System for an initial pilot of 20 trucks.

●	Kfar Giladi Quarries Installs SaverOne System on its Full Fleet of Trucks: One of the biggest companies in the quarrying industry in Israel installed the SaverOne System on its fleet of heavy trucks. This win brings an additional heavy-industry customer, an important vertical, where the potential fleet size just in Israel is estimated in the tens of thousands.

●	Emek Yizrael Regional Council Installs SaverOne System on all of its School Buses: The SaverOne System prevents bus drivers from being distracted by their mobile phones while transporting students to and from their schools. The full potential for this vertical in Israel is 54 regional councils of which SaverOne has now penetrated seven. Furthermore, this vertical holds much more significant potential with a goal of providing protection for students traveling on school buses in the United States, Europe and elsewhere.

●	SaverOne System Installed on the Large Food Delivery Trucks of Shufersal - Israel’s Leading Supermarket: The installation of the SaverOne System was completed on a group of 19 large delivery trucks. The potential of the entire Shufersal truck fleet is 150 delivery trucks. This vertical of delivery trucks is a key growth area for SaverOne.

●	New Collaboration with Colmobil - Israel Importer for Mercedez-Benz, Mitsubishi & Hyundai - to Equip Vehicles with SaverOne Protection System. Under the collaboration agreement, Colmobil will work together with SaverOne to sell and install the SaverOne System into vehicles that it leases to its customers in order to prevent driver distraction from mobile phone use. This collaboration demonstrates the increasing momentum in our strategy adding another key player in the Israeli market that will be able to lease vehicles to their customers with a SaverOne System pre-installed.

●	SaverOne System Installed on the Delivery Trucks of Tempo Beverages- Israel’s Leading Beverage Company: Signed a contract to install the SaverOne system on 30 of its delivery trucks, including bottled drink delivery, out of the local fleet of 120. Tempo represents leading global brands such as PepsiCo, Nestle’s premium water and iced tea brands, Nestea, Perrier water, and many more. The vertical of delivery trucks represents significant growth potential for SaverOne as well as further potential with international brands.

●	SaverOne Enters ADAS Market - Leveraging its new Gen-2 Technology for Detection of Vulnerable Road Users: Completed a proof-of-concept (POC) demonstration with a major European bus and truck manufacturer with significant global sales. The POC demonstrated SaverOne’s solution for VRU and pedestrian detection based on its second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors through its superior abilities to deal with non-line of sight hazards, adverse weather conditions and low visibility.

●	SaverOne Announces Generation-2 of its Core Technology and Global Aftermarket Product: The new and advanced second-generation product, is built on top-tier elements. The product will operate globally with improved accuracy and response time, enhancing the user experience. The second-generation technological platform is also the basis for SaverOne’s OEM solution for vehicle manufacturers as well as for other verticals, within the automotive industry and beyond it.

●	SaverOne Signs First MOU with Leading Global Vehicle Manufacturer Iveco: Signed a memorandum of understanding with leading global truck manufacturer, Iveco, for integrating the SaverOne System to prevent driver distraction from cellphone use, within Iveco’s trucks. A final agreement is expected to be signed in 2023. Starting in 2024, Iveco is expected to offer its new trucks to its global customer base, equipped with SaverOne’s technology.

Financial Summary for the Full Year of 2022

Revenues increased by 165% to NIS 1,193 thousand (~$339 thousand) in 2022 compared to NIS 450 thousand (~$128 thousand) for 2021. This increase was mainly the result of sales of the SaverOne System with new customers throughout 2022.

Research and development expenses, net were NIS 21.5 million (~$6.1 million) in 2022 compared to NIS 18.8 million (~$5.4 million) for 2021. This increase was due to an increase in the number of employees and an increase in research and development activity mainly related to the development of the Company’s next generation technology which was released towards the end of 2022.

Selling and marketing expenses were NIS 1.6 million (~$452 thousand) in 2022 compared to NIS 2.4 million (~$691 thousand) in 2021. Selling and marketing expenses for 2022 included mainly sales department costs. Selling and marketing expenses for 2021 included mainly share-based compensation expenses amounted to NIS 1,456,000 recorded with respect of an arrangement with Keshet Holding Limited Partnership (“Keshet”) for media advertisement for the Company on Keshet’s various media channels. The agreement with Keshet ended during 2021.

General and administrative expenses were NIS 6.5 million (~$1,8 million) in 2022, compared to NIS 5.1 million (~$1.5 million) in 2021. The increase resulted mainly from expenses associated with the IPO in the United States in 2022 and costs associated with being a public company, as detailed above.

Operating loss was NIS 29.2 million ($8.3 million) in 2022 compared to NIS 26.3 million ($7.5 million) in 2021, primarily due to increased operating expenses in 2022.

Financing income, net for 2022 were NIS 4.2 million (~$1.2 million) compared to finance expenses, net of NIS 225 thousand (~$64 thousand) in 2021. The increase was due mainly to exchange differences due to an increase in the U.S. dollar and new Israeli shekel exchange rate between periods and income from revaluation of derivative warrant liability less direct and incremental issuance costs incurred through the initial public offering in the United States in 2022 allocated to derivative warrant liability.

Net loss in 2022 was NIS 25.0 million (~$7.1 million), compared to NIS 26.5 million (~$7.5 million) for the 2021.

Cash and cash equivalents and short-term bank deposits as of December 31, 2022, amounted to NIS 29.3 million (~$8.3 million), compared with NIS 13.7 million (~$3.9 million) as of December 31, 2021.

The Company’s consolidated financial results for the twelve months ended December 31, 2022 are presented in accordance with IFRS as issued by the IASB.

*	Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.519 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2022.

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	19,240	8,683
Short-term bank deposits	10,070	5,012
Trade receivables	1,097	501
Other current assets	1,016	1,159
Inventory	2,026	825
Total current assets	33,449	16,180

Non-current assets
Property and equipment, net	218	238
Deferred offering costs	-	1,155
Restricted deposits	201	191
Right of use asset, net	567	992
Total non-current assets	986	2,576

Total assets	34,435	18,756

Current liabilities
Trade payables	1,956	942
Other current liabilities	2,872	3,522
Current maturities of leasing liabilities	467	467
Derivative warrants liability	1,151	-
Liability in respect of government grants	335	109
Total current liabilities	6,781	5,040

Non-current liabilities
Liability in respect of government grants	919	1,059
Leasing liability, net current	181	605
Total non-current liabilities	1,100	1,664

Commitments

Shareholders’ equity
Share capital and premium	118,284	80,440
Capital reserve in respect of share-based payment	10,045	8,425
Accumulated deficit	(101,775)	(76,813)
Total shareholders’ equity	26,554	12,052

Total liabilities and shareholders’ equity	34,435	18,756

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Year Ended December 31,
	2022	2021	2020
Revenues	1,193	450	316
Cost of revenues	(829)	(288)	(258)
Gross profit	364	162	58

Research and development expenses, net	(21,490)	(18,847)	(10,593)
Selling and marketing expenses	(1,591)	(2,431)	(2,399)
General and administrative expenses	(6,492)	(5,149)	(4,422)
Operating loss	(29,209)	(26,265)	(17,356)

Financing expenses	(852)	(228)	(117)
Financing income	5,099	3	3,907
Financing income (expenses), net	4,247	(225)	3,790

Loss for the year	(24,962)	(26,490)	(13,566)
Comprehensive loss for the year	(24,962)	(26,490)	(13,566)

Loss per share attributed to shareholders of company shares, par value NIS 0.01 each

Basic and diluted loss per share:
Basic loss per share	(1.44)	(3.33)	(2.36)
Weighted average of number of shares used to calculate the basic loss per share	17,300,596	7,960,239	5,739,448
Diluted loss per share	(1.44)	(3.33)	(2.44)
Weighted average of number of shares used to calculate the diluted loss per share	17,300,596	7,960,239	5,798,294

CASH FLOW STATEMENT

(New Israeli Shekels in thousands)

	Year ended December 31,
	2022	2021	2020
Cash flow from current operations
Comprehensive loss for the year	(24,962)	(26,490)	(13,566)
Adjustments required to present cash flows from operating activities	(3,408)	3,357	1,176
Net cash used in operating activities	(28,370)	(23,133)	(12,390)

Cash flows from investment activity
Change in deposits restricted as to withdrawal	-	(41)	(110)
Changes in short-term deposits	(5,058)	(5,012)	-
Purchase of property and equipment	(62)	(144)	(121)
Net cash used in investment activity	(5,120)	(5,197)	(231)

Cash flows from financing activity
Deferred offering expenses	-	(750)	-
Receipt of bridge investments	-	-	1,107
Receipt of loan from shareholders	-	-	682
Repayment of loan from shareholders	-	-	(682)
Receipt of government grants	-	579	368
Proceeds from issuance of ordinary shares through private placement transaction, net of issuance costs	-	-	630
Proceeds from issuance of seed shares through private placement transaction, net of issuance costs	-	-	41
Proceeds from issuance of ADS through private placement transaction	5,141	-	-
Proceeds from issuance of ordinary shares through Israeli IPO transaction, net of issuance costs	-	-	23,720
Proceeds from issuance of ordinary shares as part of shelf prospectus through second public offering transaction, net of issuance costs	-	-	20,887
Proceeds from issuance of unit consist of ordinary shares and liability in respect of price protection mechanism through private placement transaction	-	-	3,430
Repayment of principal in respect of leasing	(467)	(440)	(143)
Proceeds received from issuance of units consist of ADS, pre-funded warrants and warrants through U.S. IPO transaction, net of issuance costs	37,298	-	-
Proceeds from exercise of options into ordinary shares	-	-	96
Net cash (used in) provided by financing activity	41,972	(611)	50,136

Change in balance of cash and cash equivalents	8,482	(28,941)	37,515

Exchange differences on cash and cash equivalents	2,075	-	-

Balance of cash and cash equivalents, beginning of year	8,683	37,624	109

Balance of cash and cash equivalents, end of year	19,240	8,683	37,624

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

To learn more about the company, please visit: https://saver.one/

For the corporate video, please visit: https://saver.one/media/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our need for additional capital and substantial doubt about our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il